Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	February 20, 2008

New NI 43-101 Resource Estimate Completed for Seabridge Gold’s Mitchell Zone
New Estimate Confirms Significant Upgrade and Expansion of Gold/Copper Resources

Toronto, Canada … Seabridge Gold announced today that Resource Modeling Inc. (“RMI”) has completed an updated independent National Instrument 43-101 mineral resource estimate for the Mitchell zone at its 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project, located near Stewart, British Columbia, Canada. More than 55% of the total Mitchell gold resource is now classified as indicated whereas all of the 2007 Mitchell resource was classified as inferred. A new National Instrument 43-101 Technical Report will be filed on SEDAR within 45 days.

The updated independent resource estimate incorporates results from 37 core holes totaling approximately 15,300 meters drilled by Seabridge during 2007. The 2007 drill program was designed to upgrade much of the then existing 564 million tonne inferred mineral resource to the indicated category and to pursue extensions of the deposit to the south, north and at depth.

The following table summarizes RMI’s updated global mineral resource estimate of gold and copper resources for the Mitchell zone as of February 18, 2008 using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade:

Mitchell Zone Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Indicated Mineral Resources					Inferred Mineral Resources
Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206

Seabridge Gold President and CEO Rudi Fronk noted that “our 2007 drill program was a resounding success in achieving the objectives of expanding and upgrading the Mitchell resource. As it now stands, Mitchell is one of the largest gold discoveries ever made in North America. Combining the Kerr, Sulphurets and Mitchell zones, the KSM project represents one of the largest undeveloped gold/copper systems in the world today. Moreover, we believe there is considerable potential for further expansion to the north, south and at depth, where grades appear to be increasing. We are planning to conduct another major core drilling program in 2008 to explore these targets and upgrade the existing inferred resources to the indicated category.”

RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell zone. RMI notes that kriging results compare very favorably with the inverse distance estimate. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. As part of the analysis, RMI constructed numerous conceptual pit shell envelopes using the Lerchs-Grossmann algorithm. The various conceptual pits were generated by varying metal price, recovery, cost, and slope angle parameters, which were deemed to be appropriate for this project. The base case pit shell captured 83% of the stated global resource at a waste-to-ore

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strip ratio of 1.3 to 1. The key parameters for the base case conceptual pit included gold and copper prices of US$650/ounce (70% recovery) and US$2.00/pound (85% recovery). Mining costs of US$1.25/tonne and processing, smelting/refining and general and administrative costs of US$8.20/tonne were used for the base case pit along with a constant slope angle of 45 degrees. The gold equivalent cutoff grade that was used for summarizing mineral resources was calculated using the base case gold and copper prices and recoveries.

The database for the Mitchell zone now incorporates 69 core holes totaling 24,824 meters. Seabridge Gold  collected 92% of the Mitchell drill hole data from its 2006 and 2007 drilling campaigns. RMI has reviewed the quality assurance/quality control (QA/QC) protocols and results from Seabridge’s 2007 Mitchell drilling program and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the 2007 drill samples are reproducible and suitable for estimating mineral resources.

Mineral resources for the Mitchell zone are summarized in the table below at a variety of gold equivalent cutoff grades.

Mitchell Zone Resource Estimates at Different Gold Equivalent Cutoff Grades

Au Eqv Cutoff (g/t)	Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
0.30	752,886	0.68	0.18	16,460	2,987	732,637	0.59	0.14	13,897	2,261
0.40	749,666	0.68	0.18	16,390	2,974	705,355	0.60	0.15	13,607	2,332
0.50	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
0.60	700,689	0.70	0.19	15,769	2,934	613,347	0.64	0.16	12,621	2,163
0.70	650,881	0.73	0.19	15,276	2,726	539,244	0.67	0.17	11,616	2,020
0.80	585,076	0.76	0.20	14,296	2,579	452,925	0.71	0.18	10,339	1,797
0.90	516,700	0.79	0.21	13,124	2,391	371,467	0.75	0.19	8,957	1,637
1.00	451,207	0.83	0.22	12,041	2,188	301,467	0.79	0.21	7,657	1,395

Mr. Fronk also noted that “the Mitchell zone is located in close proximity to the Kerr and Sulphurets zones and the three zones would likely comprise a single operation of considerable scale. All three zones have been incorporated into the Preliminary Assessment now in progress and scheduled for completion by the end of 2008. In addition to the Preliminary Assessment and planned 2008 drill program, we have also commenced environmental studies and associated base-line data collection which is required for the permitting process.”

The following table summarizes 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade (see news release dated January 10, 2008 for details on the resource estimates for the Kerr and Sulphurets zones):

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

The resource estimates contained herein were prepared by Michael Lechner, President of RMI. Mr. Lechner is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.